UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the calendar year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 001-09338

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MICHAELS STORES, INC.
Employees 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
MICHAELS STORES, INC.
8000 Bent Branch Drive, Irving, Texas 75063
P.O. Box 619566, DFW, Texas 75261-9566

Page
Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	4

Statement of changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)	10

Signatures	11

Exhibit Index

Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Administration Committee
Michaels Stores, Inc. Employees 401(k) Plan
     We have audited the accompanying statements of net assets available for benefits of the Michaels Stores, Inc. Employees 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Dallas, Texas
June 2, 2006

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
STATEMENTS OF
NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2005	2004
Assets
Michaels Stores, Inc. common stock fund	$30,732,693	$30,292,894
Investment in shares of registered investment companies	49,328,581	40,238,921
Investment in units of common collective trusts	15,662,948	14,083,796
Participant loans receivable	3,326,522	2,705,200

Total assets	99,050,744	87,320,811

Liabilities
Contributions refundable:
Participants	—	10,572

Total liabilities	—	10,572

Net assets available for benefits	$99,050,744	$87,310,239

See accompanying notes to financial statements.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
STATEMENT OF CHANGES IN
NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2005

Additions
Investment income:
Interest	$162,880
Dividends	2,414,308
Net appreciation in fair value of investments	7,157,582

Total investment income	9,734,770

Contributions:
Participants	7,119,082
Employer	2,510,304
Rollovers	976,913

Total contributions	10,606,299

Total additions	20,341,069

Deductions
Distributions to participants	8,600,564

Net increase	11,740,505

Net assets available for benefits:
Beginning of year	87,310,239

End of year	$99,050,744

See accompanying notes to financial statements.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005
1. Description of the Plan and Basis of Presentation
     The Michaels Stores, Inc. Employees 401(k) Plan (the “Plan”) became effective on February 1, 1987, for eligible employees of Michaels Stores, Inc. (the “Employer” or the “Company”) and its subsidiaries. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is intended to satisfy the qualification requirements of the Internal Revenue Code of 1986, as amended (“IRC”).
     The following is a brief description of the Plan. Participants should refer to the Plan document for complete information regarding the Plan.
     Participation - An Eligible Employee may become a participant as soon as administratively feasible after (i) attainment of age 21, and (ii) completion of either a six-month eligibility period in which such person is credited with at least 500 Hours of Service or a 12-month eligibility period in which such person is credited with at least 1,000 Hours of Service. The initial eligibility period begins on the date an Eligible Employee first performs an Hour of Service. Subsequent eligibility periods begin with the start of each half of the Plan Year beginning after the first Hour of Service is performed. The Administration Committee has developed and implemented a system to notify each employee upon his or her initial eligibility to participate in the Plan. Eligible employees who desire to participate in the Plan must elect to participate by phoning the voice response system, speaking with a customer service representative, or enrolling on the Plan’s website maintained by the Plan’s recordkeeper to authorize the Employer to make payroll deductions for participant contributions to the Plan.
     Contributions - Each participant may elect to have his or her compensation reduced, in increments of whole percents, at a minimum of 1% up to a maximum of 15% of the participant’s considered compensation, as defined by the Plan, through pre-tax payroll deductions, and have the Employer contribute these amounts (“Salary Reduction Contributions”) for each pay period to the Plan. A participant’s Salary Reduction Contributions to the Plan and other such plans may not exceed an amount determined under the IRC each calendar year ($14,000 in 2005). Each participant may also elect to make voluntary, after-tax contributions at a minimum of 1% up to a maximum of 10% of the participant’s considered compensation (“Employee Contributions”). In addition, the Employer is required to make a contribution (“Employer Matching Contributions”) to the account of each participant in an amount equal to 50% of the participant’s Salary Reduction Contributions that do not exceed 6% of the participant’s considered compensation in such pay period. Participants in the Plan who have attained age 50 are able to make catch-up deferral contributions, subject to statutory limitations.
     Employer Matching Contributions are deposited as soon as administratively feasible after the Employer Matching Contributions for the applicable pay period have been determined.
     All contributions are invested based upon the participants’ investment elections. Participants may elect to invest their entire Plan account balance in one of, or in any combination of, a variety of investment options, which have been selected by the Plan’s Investment Committee.
     The Plan intends to meet the requirements of Section 404(c) of ERISA and regulations issued by the U.S. Department of Labor (29 CFR Sec 2550.404(c)-1). To the extent that a participant chooses how to invest Plan assets under an ERISA Section 404(c) Plan, the fiduciaries are not liable for any losses that result from those investment decisions.
     Administration of the Plan - The Plan is administered by the Administration Committee, currently consisting of five individuals, all of which are employees of the Employer, appointed by the Employer’s Board of Directors. The members of the Administration Committee serve at the discretion of the Board of Directors without compensation for their services.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005
1. Description of the Plan and Basis of Presentation (Continued)
     Participant Accounts - A separate account is maintained in the Plan for each participant. The account balances for participants are adjusted periodically as follows:
(a)	All contributions are allocated to participants’ accounts with each Company payroll.

(b)	Participants’ withdrawal requests are processed weekly.

(c)	Income and gains and losses from investments are allocated to the participants’ accounts daily.

(d)	Transfers are processed on a daily basis.
     Custodian of Investments - The assets of the Plan are held in a trust and managed by State Street Bank and Trust Company (the “Trustee”).
     Vesting - Participants become partially vested in Employer Matching Contributions (including investment gains and losses thereon) at the rate of 33% after one year of service and 67% after two years of service. Employer Matching Contributions vest 100% upon the participant completing three years of service, or upon their death or attainment of age 65 while an employee of the Company. Salary Reduction Contributions and Employee Contributions are 100% vested and non-forfeitable at all times, as are contributions rolled over to the Plan from another plan (“Rollover Contributions”). The Company may use forfeitures from non-vested participants to reduce future Employer Matching Contributions.
     Withdrawals - Upon termination of employment with the Company, participants are entitled to, and may withdraw from the Plan, 100% of the Salary Reduction Contributions, Employee Contributions and Rollover Contributions, as well as their vested portion of Employer Matching Contributions. Participants may request distribution of their account any time after their employment termination date. Participants with vested account balances greater than $5,000 as of their termination date may elect to maintain their balance in the Plan until such time the participant requests a distribution. Participants with vested account balances less than $5,000 will be distributed as soon as administratively feasible to the Participant in a single lump sum distribution. Effective with distributions made on or after March 28, 2005, participants with account balances of $1,000 up to $5,000 at the time of their termination must elect to receive payment directly or roll over their funds into an individual retirement plan (IRA) or other qualified plan. Absent an affirmative election made by the participant, the plan administrator must directly roll over the cash-out into an individual retirement plan (IRA) designated by the Administration Committee. Most participants must begin receiving payments from their account balance by April 1 of the calendar year following the later of the year of employment termination or the year in which they reach age 70 1/2.
     In-service withdrawal provisions of the Plan allow for early withdrawal of Employee Contributions and Rollover Contributions at any time and for any reason. Such withdrawals may be subject to ordinary income taxes and early distribution penalty taxes.
     Participants who are employees and over the age of 59 1/2 may withdraw amounts from their fully vested accounts, either by equal installments or a lump sum distribution.
     Hardship withdrawals of Salary Reduction Contributions may be made under certain limited circumstances while the participant is employed by the Company.
     Loans - Active participants in the Plan may obtain loans from their vested account balances subject to certain requirements without incurring income taxes or penalty taxes. Participant loans are repaid, with interest, on an after-tax basis through payroll deductions. Loan repayments (including interest) are deposited to each participant’s account and invested according to the participant’s investment elections in effect at the time of repayment.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005
     1. Description of the Plan and Basis of Presentation (Continued)
     Income Tax Status - The Plan has received a determination letter from the IRS dated July 16, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administration Committee believes the Plan, as amended, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
     Termination of the Plan - While the Company has not expressed any intent to discontinue the Plan, the Company may terminate the Plan at any time. In the event the Plan is terminated, the Plan accounts of all active participants would become fully vested.
2. Summary of Significant Accounting Policies
Basis of Accounting
     The financial statements of the Plan are prepared on the accrual method of accounting. Distributions to participants are recorded when paid.
Investment Valuation
     Investments are valued at fair value. The Michaels Stores, Inc. Common Stock Fund invests primarily in the Company’s common stock with a fractional amount invested in interest-bearing cash equivalents. Investment in the common stock of the Company is valued at the last reported sales price on the last business day of the Plan year as quoted on the New York Stock Exchange. Investments in shares of registered investment companies are valued based on published prices, which represent the net asset values of shares held by the Plan on the last business day of the Plan year. Units of common collective trusts are valued based on the fair value of the underlying assets of the trust as determined by the Trustee. The participant loans receivable is recorded at their outstanding balances, which approximates fair value. Security transactions are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Reclassification
     Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Related-Party Transactions
     Certain Plan investments in registered investment companies and the interest-bearing equivalents portion of the Michaels Stores, Inc. Common Stock Fund are managed by State Street Global Advisors. State Street Global Advisors is a subsidiary of State Street Investor Services. State Street Investor Services is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005
4. Investments
     The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2005 is as follows:

2005
Fair Value
Michaels Stores, Inc. Common Stock Fund	$30,732,693
SSgA Stable Value Fund	15,662,948
Citi S&P 500 Index Fund	11,226,853
Baron Growth Fund	5,173,578
     The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2004 is as follows:

2004
Fair Value
Michaels Stores, Inc. Common Stock Fund	$30,292,894
SSgA Stable Value Fund	14,083,796
Smith Barney S&P 500 Index Fund	10,116,853
Baron Growth Fund	4,385,325
     During 2005, the Plan’s investments (including investments purchased, sold or held during the year) appreciated in fair value as follows:

Net Appreciation
in Fair Value of
Investments
Michaels Stores, Inc. Common Stock Fund	$5,728,775
Shares of registered investment companies	774,870
Units of common collective trust	653,937

Total	$7,157,582

     The Plan has investments in various securities. Investment securities are exposed to various risks such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ accounts and the amounts reported in the statements of net assets available for benefits.
5. Administrative Expenses
     All expenses incidental to the administration of the Plan are charged to the participants’ accounts unless the Employer elects to pay for such expenses. The Employer elected to pay substantially all expenses in 2005.

EIN 75-1943604
PLAN #001
MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
Schedule H; Line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2005

		c. Description of investment including
	b. Identity of issue, borrower, lessor or	maturity date, rate of interest,
a.	similar party	collateral, par or maturity value	e. Current value
*	Michaels Stores, Inc.	Common stock, par value $.10 per share	$30,732,693
*	State Street Global Advisors	SSgA Stable Value Fund	15,662,948
*	Smith Barney Mutual Funds	Citi S&P 500 Index Fund	11,226,853
	Baron Capital Management	Baron Growth Fund	5,173,578
	Glenmede Advisors, Inc.	Philadelphia International Fund	4,039,404
	Strong Capital Mangement, Inc.	Strong Government Securities Fund	3,961,181
	Dreyfus Corporation	Dreyfus Emerging Markets Fund	3,917,121
	American Funds	Growth Fund of America	3,809,263
	Cohen & Steers Capital Management, Inc.	Cohen & Steers Realty Fund	3,617,871
*	Participant Loans Receivable	5.00% to 10.50%	3,326,522
	Oakmark Funds	Oakmark Fund	2,710,091
	Dodge and Cox	Dodge & Cox Balanced Fund	2,482,385
	American Funds	Washington Mutual Investors Fund	2,454,830
	Lazard Asset Management	Lazard Small Capital Institutional Fund	2,349,883
	Dreyfus Corporation	Dreyfus U.S. Treasury Long Term Fund	2,222,912
	Dreyfus Corporation	Dreyfus Basic GNMA	828,168
	Credit Suisse Asset Management, LLC	Warburg Pincus Global Fixed Income Fund	535,041

			$99,050,744

*	Indicates party-in-interest to the Plan.
Column (d) is not required as the Plan’s investments are participant-directed, and participant loans receivable have no cost basis.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

MICHAELS STORES, INC.
Employees 401(k) Plan

	By:	/s/ Sue Elliott

Sue Elliott

Chairman of the Administration Committee
Date: June 29, 2006

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).